BRYN MAWR BANK CORPORATION

October 15, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Christopher Dunham

Re:	Acceleration Request
Bryn Mawr Bank Corporation
Registration Statement on Form S-4
File No. 333-206866

Dear Mr. Dunham:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, Bryn Mawr Bank Corporation (the “Company”) hereby requests that the Registration Statement on Form S-4 referenced above be declared effective as of 5:00 p.m. on October 16, 2015, or as soon thereafter as is practicable.

On behalf of the Company, the undersigned hereby acknowledges the following:

1.     Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.     The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.     The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our counsel, Lori Buchanan Goldman at 610.581.4952, with any questions relating to this request and to confirm the effectiveness of the Registration Statement.

BRYN MAWR BANK CORPORATION

By:	/s/ Marie D. Connolly
Name:	Marie D. Connolly
Title:	Chief Accounting Officer

Bryn Mawr, Pennsylvania 19010